UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at March 27, 2007

Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated February 20, 2007 announcing the appointment of Donna Wichers as Senior Vice President.

99.2	News Release dated March 20, 2007 announcing completion of National Instrument 43-101 Technical Report on Velvet Mine Uranium Project.

99.3	News Release dated March 26, 2007 announcing the completion of an additional claim staking program of the Barge Project in the Powder River Basin of Wyoming.

99.4	News Release dated March 27, 2007 announcing the acquisition of a major Powder River Basin, Wyoming exploration and development database from Power Resources Inc., a subsidiary of Cameco Corp.

99.5	43-101 Mineral Resource Report on Velvet Mine Uranium Project.

99.5	43-101 Mineral Resource Report on Velvet Mine Uranium Project (PDF Version).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: March 27, 2007	By:	/s/ Christine Thompson
Christine Thompson
	Title:	Corporate Secretary